August 10, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Joyce Sweeney
Jan Woo
Bernard Nolan

Re:	SVMK Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 20, 2018
CIK No. 0001739936

Ladies and Gentlemen:

On behalf of our client, SVMK Inc. (“SurveyMonkey” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 3, 2018 (the “Current SEC Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Prior Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the Prior Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Prior Registration Statement), all page references herein correspond to the page of the Revised Registration Statement.

Securities and Exchange Commission

August 10, 2018

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note the revised disclosure and your response to prior comment 2. Please clarify whether a user registering a new account or accessing an existing account means that the user actually used one of your products during the period. If not, tell us whether you monitor actual usage of the SurveyMonkey products and, if so, revise to disclose the number or percentage of active users that used a product during the measurement period. Alternatively, disclose the potential limitations on your active user metric.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Registration Statement to clarify that its active users are defined as users who have registered a new SurveyMonkey account or logged in to a SurveyMonkey account in the year prior to the date of measurement. This does not include users whose only activity was responding to a SurveyMonkey survey distributed by another user.

The Company respectfully advises the Staff that while it monitors the engagement of users for a short period of time after the opening of a new account and monitors the usage of certain, but not all, of its product features, the Company’s management does not monitor the activity level of all of its registered users or active users, or use such information to operate its business. As noted in the Company’s response to the Staff’s comment 2 from its letter dated July 12, 2018 (the “Prior SEC Letter”), the Company does not generate revenue based on active users, and the substantial majority of the Company’s revenue is generated on a subscription basis. As such, the Company believes that its active user disclosure helps investors understand the scale of the Company’s business without presenting active users as a key metric that investors should rely upon as an indicator of the strength of the Company’s business or a predictor of its results of operations. The Company has added disclosure on page 117 to disclose the potential limitations of its active user disclosure.

2.

We note your revised disclosure in response to prior comment 3. Please tell us the number of Fortune 500 companies in which you have an organization-level subscription, excluding organizations where you have paying individual users but no organization-level subscription. To the extent this amount materially differs from the 495 companies disclosed in your response, please revise your disclosure here to clarify your presence in 99% of the Fortune 500 companies.

The Company respectfully advises the Staff that 71 Fortune 500 companies have an enterprise-level subscription. In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 8, 69, 102, 111, 116 and 117 of the Revised Registration Statement to clarify its statement regarding its presence in the Fortune 500 companies by including the number of organizations with which we have organization-level agreements.

Securities and Exchange Commission

August 10, 2018

3.

You define organizational domain as a registered internet domain held by an organization. As organizations may have numerous internet domains, please tell us whether you track the number of individual organizations in which you have paying users. If so, disclose such amount or revise your definition of organizational domain to clarify that the 200,000 organizational domains may be greater than the number of organizational relationships.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Registration Statement to clarify that the over 300,000 organization domains may be greater than the number of unique organizations in which we have paying customers. The Company respectfully advises the Staff that while it collects information to determine the number of different registered internet domains, it does not track the number of individual unique organizations in which it has paying users.

Risk Factors

The tracking of certain of our user metrics is done with internal tools. . . , page 42

4.

We note your response to prior comment 11. Please disclose here that your inability to monitor the extent to which your users are counted more than once is another example of the limitations of the data that you measure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 42 of the Revised Registration Statement to indicate that its inability to monitor the extent to which its users are counted more than once is an example of the limitation of the data that it measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 66

5.

Your revised disclosure in response to prior comment 13 states that you may experience greater pricing pressure when negotiating with organizations. Please expand the disclosure to clarify the impact on ARPU when upselling organizations to Enterprise subscriptions. Given that your revenue growth has been substantially attributable to improvement in ARPU and such improvement has largely been the result of individual users renewing their subscriptions at higher price points, please specifically address whether upselling organizations poses any risks or challenges to ARPU. Further, disclose the extent to which you expect future ARPU growth to be dependent on your ability to cross-sell your purpose-built solutions to organizations.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Revised Registration Statement to clarify the expected impact of SurveyMonkey Enterprise sales and the sales of purpose-built solutions on ARPU. The Company respectfully advises the Staff that it expects that its revenue may increase and ARPU may decrease as more organizations convert to the Company’s SurveyMonkey Enterprise plans as pricing for SurveyMonkey Enterprise plans are often discounted on a per user basis (in exchange for a higher number of paying users and greater aggregate revenue) compared to its individual subscriptions. In contrast, the Company expects that both revenue and ARPU may increase as the Company deploys its higher-priced purpose-built solutions more broadly within organizations. As a result, the overall impact of the Company’s cross-selling and upselling efforts on ARPU will vary from period-to-period depending on the mix of sales of individual subscription plans, SurveyMonkey Enterprise plans and the Company’s purpose-built solutions.

Securities and Exchange Commission

August 10, 2018

6.

Your response to prior comment 14 states that the capabilities in SurveyMonkey Enterprise will support your efforts to upsell to “organizational customers that seek to deploy SurveyMonkey to more than just a few users.” Please tell us how the SurveyMonkey Enterprise subscription differs from the Team Advantage and Team Premier Plans that are promoted on your website and explain why you have not included a discussion of these plans in the prospectus. We note that these team plans are discounted from the individual plans on a per user basis. As part of your response, explain whether you believe these plans are part of your strategic focus on upselling organizations. Clarify whether a subscription to a Team Advantage plan or a Team Premier plan qualifies as an organization-level subscription, and if material, disclose the percentage of domain-based customers within which you have a team on an Advantage plan or Premier plan.

The Company has added disclosure on pages 68 to 69 and 112 of the Revised Registration Statement to provide a description of its new team-based subscription plans and to clarify that these plans are separate from SurveyMonkey Enterprise. The Company respectfully advises the Staff that its Team Advantage and Team Premier Plans are nascent offerings that were launched in July 2018, and are intended to provide a moderate increase in functionality for multiple users as compared to the Company’s individual subscription plans, but not provide the full functionality and features of its SurveyMonkey Enterprise offering.

The purpose of the Team Advantage and Team Premier Plans is to monetize free users as opposed to upselling organizations by offering co-workers additional functionality without the higher cost and full suite of enhanced capabilities of SurveyMonkey Enterprise. The Team Advantage and Team Premier Plans are intended to provide an intermediate offering for teams of three to ten people who want a more seamless collaborative experience than the Company’s individual subscription plans, but don’t require the scale or enterprise-grade capabilities of SurveyMonkey Enterprise. The Company does not consider these new subscription plans as organization-level subscriptions as these plans are generally purchased by individual users utilizing the Company’s self-serve model. As a result, the Company does not view these offerings to be part of its strategic focus on upselling organizational customers, and is instead more akin to an extension of its individual subscription plans.

Given the recent launch of the Team Advantage and Team Premier Plans, the Company respectfully advises the Staff that the percentage of domain-based customers on these plans is neither material nor a substantial part of the Company’s overall business or results of operations, and it does not believe that quantifying such information would be useful to investors at this time.

7.

We note your response to prior comment 12. Please tell us the amount of revenue related to Enterprise plans and the number of Enterprise plan customers for each period presented. In light of your strategic focus on upselling organizations to Enterprise plans, please explain further to us why this information would not be meaningful in understanding the extent to which you have progressed in this strategic focus and the impact on your results of operations.

Securities and Exchange Commission

August 10, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Registration Statement to include the percentage of revenue that was derived from customers of SurveyMonkey Enterprise and the Company’s purpose-built solutions for the six months ended June 30, 2018 and the number of those customers that had an organization-level agreement with the Company as of June 30, 2018. The Company has provided this disclosure in response to the Staff’s comment in order to provide investors with context about its organization-level relationships, but it believes that providing detailed disclosure for each period presented would cause investors to inaccurately assess the importance of organization-level relationships on the Company’s business and results of operations. The Company respectfully advises the Staff that the Company focuses on increasing its total number of paying users, whether those users subscribe to individual, team or SurveyMonkey Enterprise plans or through one of the Company’s purpose-built solutions. As a result, the Company primarily uses the number of paying users to evaluate its business and has disclosed this metric on a quarterly basis in the Registration Statement.

Our Valuable Customer Base, page 70

8.

In response to prior comment 2, you state that the number of active users provides information regarding your opportunity to convert such users to paying users. Please tell us whether you use the number of active users in managing your business and, if so, provide the quantified metric for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it does not use the aggregate number of active users in managing its business. As noted in the Company’s response to the Staff’s comment 1 from the Current SEC Letter, while the Company monitors the engagement of users for a short period of time after the opening of a new account and monitors the usage of certain, but not all, of its product features, the Company’s management does not monitor the activity level of all of its registered users or active users or use such information to operate its business. Further, as discussed in the Company’s response to the Staff’s comment 2 from the Prior SEC Letter, because the substantial majority of the Company’s revenue is generated based on subscription rather than usage, the level of activity or the frequency of usage of the Company’s products by users is not meaningful to an investor’s understanding of the Company’s business or results of operations. Additionally, many of the Company’s users, whether active users or paying users, do not use the Company’s survey platform in the same way that they might engage with other Software-as-a-Service products, and instead usage may be episodic to address specific needs. As a result, the Company does not generally use the number of active users in managing its business and does not believe that providing this metric for additional periods would be useful to investors, and could be misleading by implying a strong correlation between active users and conversion to paying users.

9.

We note your added disclosure in response to prior comment 9. Please revise to provide the actual percentages for organizational and individual dollar-based net retention rates for each period presented rather than stating that such rates have been above a certain percentage.

Securities and Exchange Commission

August 10, 2018

The Company respectfully advises the Staff that it has not historically tracked organizational and individual dollar-based net retention rates, and it does not use either of these metrics in operating its business. The Company prepared such metrics for disclosure to investors so that they would have an understanding of the Company’s customer loyalty and retention. The Company did not provide disclosure of this information on a quarterly basis, but did make a general disclosure on the numerical information, because it does not believe that this data should be viewed as key business metrics, but rather as one part of a more comprehensive understanding of the Company’s business and results of operations. Further, the Company’s dollar-based net retention rates have generally been stable over the periods presented, although the Company’s dollar-based net retention rates for individuals and organizations have increased in recent quarters as a result of the Company’s price increases in the second quarter of 2017. As such, the Company chose to include more generalized statements regarding organizational and individual dollar-based net retention rates, which demonstrate customer loyalty without focusing investors on small numerical changes from period-to-period which may not be reflective of long-term trends. The Company believes that the current presentation accurately reflects the appropriate balance of the importance of the information relative to other disclosures that the Company has provided to supplement its consolidated financial statements prepared in accordance with generally accepted accounting principles (“GAAP”), including its key business metric and non-GAAP financial measures.

10.

We note that your calculation of organizational dollar-based retention rate is based on a cohort of domain-based customers. Please tell us how you monitor that a customer who registers using an email account with an organizational domain name is using your products on behalf of their organization, or revise to clarify that some of your domain-based customers may be using your products for personal reasons. Also, in your response to prior comment 12, you state that you disclose the percentage of revenue attributable to domain-based customers as of March 31, 2018 to provide information about your success in reaching organizations and generating revenue from within your organizational base. For each period presented, please tell us and disclose this information as well as the percentage of paying users that are on an organization-level subscription or an individual purchasing product on behalf of an organization to provide further context regarding composition of your customer base.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Registration Statement to clarify that some of its domain-based customers may be using its products for personal reasons. The Company respectfully advises the Staff that it has not historically tracked the percentage of revenue attributable to domain-based customers or the percentage of paying users that are on organization-level agreements, and does not use either of these metrics in operating its business. Instead management regularly reviews the number of paying users to track the success of its conversion efforts, which metric is disclosed on a quarterly basis in the Registration Statement. However, in order to provide investors with context about the Company’s business model and customer mix, it has provided a one-time disclosure regarding the percentage of annualized revenue attributable to domain-based customers.

The Company further respectfully advises the Staff that it does not believe that providing the percentage of paying users that are on an organization-level agreement would provide meaningful information to investors. The Company generates revenue based on paying users, whether those paying

Securities and Exchange Commission

August 10, 2018

users are individual users or users within an organization-level relationship. The Company focuses on growing the size of its paying user base, regardless of whether those paying users are individual or organization-based. Many of the Company’s paying users utilize SurveyMonkey for work, but are not part of an organization-level deployment. Additionally, many individual paying users may be purchasing subscriptions to the Company’s products on behalf of an organization, but this would not be captured because the Company does not characterize this as an “organization-level agreement.” Accordingly, the Company believes that its current disclosure that supplements its consolidated financial statements focuses investors on the appropriate key business metric, paying users, while providing investors with relevant additional information with which to understand the Company’s business and results of operations, including the non-GAAP financial measures and other information provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Non-GAAP Financial Measures, page 73

11.

We note your revised disclosure in response to prior comment 7. Please revise to clarify whether your ARPU calculations include the average number of paying users of the non-self-serve portion of SurveyMonkey Audience. If so, disclose the number of such users for each period presented. Alternatively, if the non-self-serve users are excluded from total paying users, revise your description of such metric accordingly.

The Company respectfully advises the Staff that its ARPU calculation includes users of the non-self-serve portion of SurveyMonkey Audience in the average number of paying users. However, a SurveyMonkey Audience user must also have a subscription to the survey product and therefore would be a paying user of at least one other SurveyMonkey product. Accordingly, the Company respectfully advises the staff that it is accurate to include all SurveyMonkey Audience users in its ARPU calculations. As such, the Company believes the current disclosure is appropriate.

Comparison of the Years Ended December 31, 2016 and 2017

Revenue and cost of revenue, page 82

12.

Your revised disclosure in response to prior comment 15, which indicates that approximately 67% of the revenue increase in fiscal 2017 is due to the increase in the number of paying users, does not appear to be consistent with your disclosure that revenue increased primarily due to the increase in ARPU. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement to clarify that the primary reason for its increase in revenue for 2017 was an increase in the number of paying users, though the increase was also due in part to an increase in ARPU.

Consolidated Financial Statements

Note 14, Subsequent Events, page F-39

13.	In response to prior comment 24, you quantify the number of stock option and restricted stock unit grants subsequent to December 31, 2017. Please revise to disclose any stock-based

Securities and Exchange Commission

August 10, 2018

compensation awards granted subsequent to the most recent balance sheet date that are not already included in your footnote disclosures and include the expected financial statement impact, if material. Refer to ASC 855-10-45-4.

The Company respectfully advises the Staff that it has not made any additional stock option or restricted stock unit grants subsequent to June 30, 2018, so the number previously disclosed to the Staff in the Company’s response to the Staff’s prior comment 24 continues to be accurate. In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of the Revised Registration Statement to disclose the timing of stock-based compensation awards granted and including the expected financial statement impact.

*****

Securities and Exchange Commission

August 10, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Alexander J. Lurie, SVMK Inc.

Lora D. Blum, SVMK Inc.

Adam M. Inglis, SVMK Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Tad J. Freese, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP